UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. )1

                             MASON OIL COMPANY, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    575315205
                                 (CUSIP Number)
                              P. Christian Anderson
                             Snell & Wilmer, L.L.P.
                                 Broadway Centre
                          111 East Broadway, Suite 900
                           Salt Lake City, Utah 84111
                                 (801) 237-1900

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                OCTOBER 22, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP NO. 570538108                     13D                    PAGE 2 OF 4 PAGES


1    NAME OF REPORTING PERSON
     SS. or I.R.S.  IDENTIFICATION  NO. OF ABOVE PERSON
     BRANDMAKERS, INC.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                        (b) |-|

3    SEC USE ONLY

4    SOURCE OF FUNDS
     SC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                       |X|

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     GEORGIA, UNITED STATES


      NUMBER OF          7                      SOLE VOTING POWER
                                                    89,000,000
       SHARES
                         8                     SHARED VOTING POWER
     BENEFICIALLY                                       0

    OWNED BY EACH
                         9                    SOLE DISPOSITIVE POWER
      REPORTING                                     89,000,000

     PERSON WITH        10                    SHARED DISPOSITIVE POWER
                                                        0


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     89,000,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     85.2 %

14   TYPE OF REPORTING PERSON
     CO

ITEM 1. SECURITY AND ISSUER.

     The title of the class of equity securities to which this statement relates is the Common Stock, $.001 par value per share, of Mason Oil Company, Inc., a Utah corporation (THE "ISSUER"). The Issuer's principal executive office is located at 1324 Capital Circle, N.W., Unit C, Lawrenceville, Georgia 30043.

ITEM 2. IDENTITY AND BACKGROUND.

     This Schedule 13D is filed by Brandmakers, Inc., a Georgia corporation ("Brandmakers"). Brandmakers' business address is 1324 Capital Circle, N.W., Unit C, Lawrenceville, Georgia 30043. Brandmakers is a diversified company engaged in telecommunications, internet technology, software and advertising. During the last five years, Brandmakers has not been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Brandmakers is incorporated in the state of Georgia in the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     This Statement relates to an Asset Purchase Agreement between the Issuer and Brandmakers, effective as of October 22, 1999 (the "Purchase Agreement"). The 89,000,000 shares of the Issuer's Common Stock were issued in consideration for substantially all of the assets of Brandmakers. No portion of the funds are or have been borrowed.

ITEM 4. PURPOSE OF TRANSACTION.

     The purpose of the issuance of 89,000,000 shares of the Issuer under the Purchase Agreement is to provide consideration for the Issuer's purchase of substantially all of the assets of Brandmakers.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (A) AGGREGATE SECURITIES BENEFICIALLY OWNED BY EACH REPORTING PERSON.

               Brandmakers owns 89,000,000 shares of common stock of the Issuer, representing 85.2% of the total outstanding common stock of the Issuer.

     (B)  NUMBER  OF SHARES TO WHICH  THERE IS SOLE  VOTING OR SOLE  DISPOSITION
     POWER.

               Brandmakers holds sole power to vote or direct the vote, and sole power to dispose or to direct the disposition of, all shares beneficially owned by Brandmakers.

     (C) TRANSACTIONS IN THE REPORTED SECURITIES INVOLVING THE REPORTING PERSONS EFFECTED DURING THE PAST SIXTY DAYS OR SINCE THE MOST RECENT SCHEDULE 13D.

               As referenced above, the Purchase Agreement, effective as of October 22, 1999, was entered among the Issuer and Brandmakers and pursuant the Purchase Agreement, 89,000,000 shares of the Issuers Common Stock were issued in consideration for substantially all of the assets of Brandmakers.

     (D) OTHER PERSONS KNOWN TO HAVE RIGHTS IN SUCH SECURITIES.

               None; not applicable.

     (E) DATE ON WHICH REPORTING PERSONS CEASED AS BENEFICIAL OWNERS OF MORE THAN FIVE PERCENT OF THE COMMON STOCK OF THE ISSUER.

               None; not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None; not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1. Asset Purchase Agreement, dated October 22, 1999, by and between Mason Oil Company, Inc. and Brandmakers, Inc.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and accurate.

                                     BRANDMAKERS, INC.

NOVEMBER 18, 1999                    BY:    /S/BOB PALMQUIST
                                     Its:   President